March 12, 2020

Theresa Brillant
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
Washington, DC 20549

Re:    MAXIMUS, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2019
Filed November 26, 2019
File No. 001-12997

Dear Ms. Brillant

MAXIMUS, Inc. (the "Company", "we" or "us") received your letter of March 3, 2020 containing comments on the filing referenced above.

Form 10-K for the fiscal year ended September 30, 2019
Notes to the Consolidated Financial Statements
Note 4: Revenue Recognition, page 56

1.
We note that certain contracts include retainage balances whereby revenue is earned, but cash payments are held back by the customer for a period of time, typically to allow for the customer to evaluate the quality of the performance. Please explain your analysis under ASC 606-10-25-30(e) and ASC 606-10-55-85 through 88 in determining that recognizing revenue for these sales prior to customer acceptance is appropriate.

More than 95% of our revenue is from contracts that have performance obligations that are satisfied over time. These performance obligations are promises to transfer a series of distinct services to our customer that are substantially the same and which have the same pattern of service (ASC 606-10-25-14(b)). Accordingly, we recognize revenue over time as we perform these services. Where we have variable fees, including penalties, we allocate that revenue to the distinct periods of service to which they relate (ASC 606-10-32-40).

At September 30, 2019, the retainage balance within accounts receivable - unbilled was $11.5 million. Of this amount only one arrangement, with a retainage balance of $80,000, was related to a performance obligation satisfied at a point-in-time.

The contractual terms of our contracts include objective criteria for the assessment of penalties, whether the performance obligations are satisfied over time or at a point in time. As noted, some contracts include retainage balances whereby a specified amount of cash payments are withheld by the customer for a period, to allow the customer to confirm the objective criteria specified by the contract have been met.

We measure the objective criteria around penalties at period end. For performance obligations satisfied over time, we take these measurements into account in evaluating variable fees. For performance obligations satisfied at a point in time, we take these measurements into account in determining whether we have achieved the performance necessary to ensure customer acceptance. In addition, we have enough history for our contracts to accurately identify that the objective criteria have been met.

To facilitate a better understanding of the terms of our contracts, in future filings, we will clarify our language over retainage to explain that the arrangements are in place to allow the customer to confirm the objective criteria laid out by the contract have been met.

If you have any additional questions or require more information, please contact me at 1891 Metro Center Drive, Reston VA 20190, or at 703-251-8500.

Sincerely,

/s/ Richard J. Nadeau
Richard J. Nadeau
Chief Financial Officer and Treasurer